Exhibit 99.1

YM BIOSCIENCES’ SUBSIDIARY DELEX THERAPEUTICS
ANNOUNCES ENROLLMENT OF FIRST PATIENT IN PHASE IIb TRIAL
FOR THE TREATMENT OF ACUTE PAIN WITH AeroLEF™

MISSISSAUGA, Canada - January 26, 2006 - YM BioSciences Inc. (AMEX:YMI, TSX:YM, AIM:YMBA), the cancer product development company, today announced that its subsidiary, DELEX Therapeutics Inc., has enrolled the first patient for its randomized 120-patient Phase IIb trial for the treatment of moderate to severe acute pain with AeroLEF™. AeroLEF™ is a proprietary formulation of free and liposome-encapsulated nebulized fentanyl, which permits delivery through the lung. AeroLEF™ provides personalized, patient-controlled analgesia to address the unpredictable variability in analgesic needs that are a hallmark of acute pain episodes, including breakthrough cancer pain.

The current Phase IIb study is randomized, double-blinded, and placebo-controlled, and is designed to evaluate the safety and efficacy of multiple doses of AeroLEF™ for management of pain in post-surgical patients following elective orthopedic surgeries. The trial, for which seven of the eight clinical sites have been initiated, is expected to enroll approximately 120 patients, complete recruitment and report in the first half of 2006. The primary endpoint for this study is the Summed Pain Relief plus Pain Intensity Difference (SPRID) scores during the first four hours after the start of the initial dose. Secondary endpoints include Time to Effective Pain Relief, as well as six safety endpoints.

In a previous single dose Phase IIa study, 95% of post-surgical patients achieved clinically meaningful analgesia following self-administration of AeroLEF™ to treat their moderate to severe pain. Patients reported rapid onset of analgesia followed by an extended duration of pain relief.

About DELEX
DELEX Therapeutics Inc. is a wholly-owned subsidiary of YM BioSciences Inc. DELEX develops products that deliver therapeutics to the systemic circulation via inhalation through the lungs. Using DELEX’s proprietary Rapid Onset and Sustained Effect Delivery System (ROSE-DS) platform technology, AeroLEF™ offers the opportunity for patient controlled analgesia for the treatment of acute and breakthrough pain, conditions that are common in cancer patients and underserved by existing fixed dose delivery technologies.

About YM BioSciences
YM BioSciences Inc. is a cancer product development company. Its lead drug, tesmilifene, is a small molecule chemopotentiator currently undergoing a 700-patient pivotal Phase III trial in metastatic and recurrent breast cancer. Published results from tesmilifene’s first Phase III trial in the same indication demonstrated a substantial increase in survival for women treated with the combination of tesmilifene and chemotherapy compared to chemotherapy alone, demonstrating that tesmilifene significantly enhanced the therapeutic effect of chemotherapy. . In addition to tesmilifene, YM BioSciences is developing nimotuzumab, an anti-EGFr humanized monoclonal antibody, in a number of indications. A Phase II monotherapy trial of nimotuzumab produced cytotoxic efficacy and evidence of survival benefit in children with recurrent brain cancer. YM BioSciences is also developing its anti-GnRH, anti-cancer vaccine, Norelin™, for which Phase II data have been released. The Company also has a portfolio of preclinical compounds shown to act as chemopotentiators while protecting normal cells.

Except for historical information, this press release may contain forward-looking statements, which reflect the Company’s current expectation regarding future events. These forward-looking statements involve risk and uncertainties, which may cause but are not limited to, changing market conditions, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process and other risks detailed from time to time in the Company’s ongoing quarterly and annual reporting.

Enquiries:
Thomas Fechtner, The Trout Group LLC    Carolyn McEwen, YM BioSciences Inc.
Tel. +1-212-477-9007 x31                      Tel. +1-905-629-9761
Fax +1-212-460-9028                  Fax +1-905-629-4959
Email: tfechtner@troutgroup.com             Email: ir@ymbiosciences.com